

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 3, 2007

Room 7010

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re: Huntsman Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-32427**

Dear Mr. Esplin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief